UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported):  July 15, 2019

Carolina Trust BancShares, Inc.
(Exact name of registrant as specified in its charter)

North Carolina	000-55683	81-2019652
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

901 East Main Street, Lincolnton, North Carolina	28092
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (704) 735-1104

N/A
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of class	Trading Symbol	Name of exchange on which registered
Common stock, par value $2.50 per share	CART	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

Agreement and Plan of Merger and Reorganization

On July 15, 2019, Carolina Trust BancShares, Inc. (the “Company”), the holding company for Carolina Trust Bank, Lincolnton, North Carolina, entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Carolina Financial Corporation (“CARO”), the holding company for CresCom Bank, Charleston, South Carolina. Under the Merger Agreement, the Company will merge with and into CARO (the “Merger”) and Carolina Trust Bank will merge with and into CresCom Bank.

Subject to the terms and conditions of the Merger Agreement, the Company’s shareholders will receive 0.3000 shares of CARO common stock or $10.57 in cash for each share of the Company’s common stock, subject to election and proration such that the aggregate consideration will consist of 90% CARO common stock and 10% cash. The aggregate merger consideration equals $100.1 million as of July 12, 2019, based on the closing price of a share of CARO common stock as of such date. The parties anticipate closing the Merger during the first quarter of 2020.

The Merger Agreement has been unanimously approved by the boards of directors of each of the Company and CARO. The closing of the Merger is subject to the required approval of the Company’s shareholders, requisite regulatory approvals, the effectiveness of the registration statement to be filed by CARO with respect to the CARO common stock to be issued in the Merger, and other customary closing conditions.

The Merger Agreement contains usual and customary representations and warranties that the Company and CARO made to each other as of specific dates. The assertions embodied in those representations and warranties were made solely for purposes of the contract between the Company and CARO, and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating its terms. Moreover, certain representations and warranties are subject to a contractual standard of materiality that may be different from what may be viewed as material to shareholders, and the representations and warranties may have been used to allocate risk between the Company and CARO rather than establishing matters as facts.

The Merger Agreement also provides that Johnathan L. Rhyne, Jr. will be appointed to the CARO board of directors and the CresCom Bank board of directors immediately following the effective time of the Merger. Mr. Rhyne currently serves as chairman of the boards of directors of the Company and Carolina Trust Bank.

The Merger Agreement may be terminated in certain circumstances, including: (i) by mutual written agreement of the parties; (ii) by either party in the event of a breach by the other party of any representation or warranty contained in the Merger Agreement that has not been cured within thirty days and where such breach is reasonably likely to permit such party to refuse to consummate the Merger; (iii) by either party in the event that any consent of any required regulatory authority is denied by final action or any law or order prohibiting the Merger shall become final and nonappealable; (iv) by either party if the requisite approval of the Company’s shareholders is not obtained; (v) by either party in the event that the Merger shall not have been consummated by February 28, 2020; (vi) by CARO in the event that the Company’s board of directors has not recommended for approval the Merger Agreement to its shareholders except as permitted by the Merger Agreement; (vii) by CARO in the event that the Company’s board of directors fails to duly convene and hold a meeting of the Company’s shareholders for the purpose of voting on the Merger Agreement; (vii) by the Company, if after a shareholders’ meeting where the requisite approval of the Company’s shareholders is not obtained and the Company received a superior proposal and determined to enter into an agreement for a superior proposal and actually enters into such agreement. Upon termination of the Merger Agreement in certain circumstances, including by (i) CARO if the Company’s board of directors has not recommended for approval the Merger Agreement to its shareholders due to an alternate superior proposal, or (ii) by the Company to enter into a superior proposal, the Company may be required to pay to CARO a termination fee of $4,712,000.

All unexercised Company stock options outstanding immediately prior to the effective time of the Merger will either be (i) assumed by CARO or (ii) replaced with substantially identical awards under CARO’s existing equity plans, such that after the Merger the Company’s stock options will be converted into and become rights with respect to CARO common stock.

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The foregoing summary of the Merger Agreement is qualified in its entirety by reference to the complete text of such document, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated herein by reference. The related press release is filed as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Support Agreements

In connection with entering into the Merger Agreement, each of the directors and executive officers of the Company have entered into a Shareholder Support Agreement (collectively, the “Support Agreements”). The Support Agreements generally require that the shareholder party thereto vote all of his or her shares of the Company’s common stock in favor of the Merger and against alternative transactions and generally prohibit such shareholder from transferring his or her shares of the Company’s common stock prior to the consummation of the Merger. The Support Agreements will terminate upon the earlier of the consummation of the Merger and the termination of the Agreement in accordance with its terms.

Employment Agreement with Jerry L. Ocheltree

Simultaneously with the execution of the Merger Agreement, Jerry L. Ocheltree entered into an Employment Agreement with CARO and CresCom Bank, which agreement will become effective only upon consummation of the Merger. Mr. Ocheltree is the Company’s president and chief executive officer.

Director Non-Competition and Non-Solicitation Agreements

Simultaneously with the execution of the Merger Agreement, each of the Company’s non-employee directors (with the exception of Mr. Rhyne, who will be appointed to the boards of directors of CARO and CresCom Bank) entered into a Non-Employee Director Non-Competition Agreement or a Non-Employee Director Non-Solicitation Agreement with CARO. The agreements contain provisions related to non-disclosure of confidential information, non-recruitment of employees, non-solicitation of customers, and, as applicable, non-competition.

Participants in the Merger Solicitation.

The Company and certain of its directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the shareholders of the Company in respect of the Merger. Information regarding the directors and executive officers of the Company and other persons who may be deemed participants in the solicitation of the Company’s shareholders in connection with the Merger will be included in the proxy statement/prospectus for the Company’s special meeting of shareholders, which will be filed with the SEC. Information about the Company’s directors and executive officers can also be found in the Company’s definitive proxy statement in connection with its 2019 annual meeting of shareholders, as filed with the Securities and Exchange Commission (the “SEC”) on April 11, 2019, and other documents subsequently filed by the Company with the SEC. Additional information regarding the interests of such participants will be included in the proxy statement/prospectus and other relevant documents regarding the Merger filed with the SEC when they become available.

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Item 8.01	Other Events.

On July 15, 2019, the Company and CARO issued a joint press release announcing the execution of the Merger Agreement. The complete text of the press release is attached to this report as Exhibit 99.1.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description
2.1	Agreement and Plan of Merger and Reorganization, dated July 15, 2019, by and between Carolina Financial Corporation and Carolina Trust BancShares, Inc.

99.1	Joint press release, dated July 15, 2019, announcing the Merger Agreement by and between Carolina Financial Corporation and Carolina Trust BancShares, Inc.

Cautionary Statements Regarding Forward-Looking Information.

This Current Report contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. In general, forward-looking statements usually use words such as “may,” “believe,” “expect,” “anticipate,” “intend,” “will,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology, including statements related to the expected timing of the closing of the Merger, the expected returns and other benefits of the Merger to shareholders, expected improvement in operating efficiency resulting from the Merger, estimated expense reductions resulting from the transactions and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on CARO’s tangible book value, and the effect of the Merger on regulatory capital ratios. Forward-looking statements represent management’s beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to, the possibility that expected benefits may not materialize in the time frames expected or at all, or may be more costly to achieve; that the Merger may not be timely completed, if at all; that prior to completion of the Merger or thereafter, the parties’ respective businesses may not perform as expected due to transaction-related uncertainties or other factors; that the parties are unable to implement successful integration strategies; that the required regulatory, shareholder, or other closing conditions are not satisfied in a timely manner, or at all; reputational risks and the reaction of the parties’ customers to the Merger; diversion of management time to Merger-related issues; and other factors and risk influences contained in the cautionary language included under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Form 10-K for the year ended December 31, 2018 and other documents subsequently filed by the Company with the SEC. Consequently, no forward-looking statement can be guaranteed. Neither the Company nor CARO undertakes any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For any forward-looking statements made in this Current Report on Form 8-K, the exhibits hereto or any related documents, the Company and CARO claim protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

Additional Information and Where to Find It.

This communication is being made in respect of the proposed Merger involving the Company and CARO. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the Merger, CARO will file with the SEC a registration statement on Form S-4 that will include a proxy statement of the Company and a prospectus of CARO. The Company and CARO also plan to file other documents with the SEC regarding the Merger. The Company will mail the final proxy statement/prospectus to its shareholders. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE MERGER. The proxy statement/prospectus, as well as other filings containing information about the Company and CARO, will be available without charge, at the SEC’s website (http://www.sec.gov). Copies of the proxy statement/prospectus and other documents filed with the SEC in connection with the Merger can also be obtained, when available, without charge, from the Company’s website (http://www.carolinatrust.com) and CARO’s website (http://www.haveanicebank.com).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Carolina Trust BancShares, Inc.

Date: July 18, 2019	By:	/s/ Edwin E. Laws
Name: Edwin E. Laws
Title: EVP and Chief Financial Officer